

February 20, 2014

<u>Via E-mail</u>
Fred Knechtel
Chief Financial Officer
Remy International, Inc.
600 Corporation Drive
Pendleton, Indiana 46064

      Re: Remy International, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2012
      Filed on February 27, 2013
      Form 10-Q for Quarterly Period Ended September 30, 2013
      Filed on October 29, 2013
      File No. 001-13683

Dear Mr. Knechtel:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Lyn Shenk

              Lyn Shenk
              Branch Chief